

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 2, 2010

Mr. Ciaran Murray
Chief Financial Officer
ICON public limited company
South County Business Park
Leopardstown, Dublin 18, Ireland

> **Re: ICON public limited company**
> **Form 20-F for the Year Ended December 31, 2009**
> **Filed on March 30, 2010**
> **File No. 333-08704**

Dear Mr. Murray:

We have completed our review of your filing and do not have any further comments at this time.

Sincerely,

Gus Rodriguez
Accounting Branch Chief